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                          March 1, 2024

       Michael T. Andriole
       President and Chief Executive Officer
       Chimerix, Inc.
       2505 Meridian Parkway, Suite 100
       Durham, NC 27713

                                                        Re: Chimerix, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 29,
2024
                                                            File No. 333-277505

       Dear Michael T. Andriole:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jason L. Kent, Esq.